AGREEMENT



         This AGREEMENT made as of April 7, 2003, (the "Agreement"), between Goldtech Mining Corporation ("Goldtech"), a Washington corporation with its principal place of business located at the law offices of Tolan S. Furusho, 2200 112th Avenue NE, Suite 200, Bellevue, Washington 98004 ("Goldtech") and Mr. Louis Duprat ("Duprat"), a retired attorney, business consultant, and agent for mining properties with its registered offices at Suite 812 - 22588 Royal Crescent, Maple Ridge, British Columbia, Canada V2X 3T6.

           Goldtech is in the process of securing mining properties and/or mining claims for the purposes of exploring and developing mining properties in British Columbia, Canada and elsewhere.

         Duprat is in the business of consulting with mining companies and developing business and development plans concerning those properties. Duprat has an extensive contact base within the mining community to develop certain business plans to create business opportunities pertaining to development stage mining projects primarily within the country of Canada.

         NOW THEREFORE, in consideration of the mutual covenants of the parties and for other good and valuable consideration, receipt of which is hereby acknowledged by the Company, the parties hereto agree as follows:

         1. Agency Agreement. Goldtech grants to Duprat the exclusive right to develop business plans with contacts within the mining community for the purposes of creating a viable business venture on designated properties within the Province of British Columbia, Canada and other locations in Canada, and to negotiate on behalf of Goldtech, pursuant to that business plan. Duprat will be responsible for all of his expenses in the initial development of the mining business plan(s). In the event that Goldtech adopts the businss plan developed by Duprat, then Duprat shall provide expense receipts be reimbursed by Goldtech for all expenses.

         2. Term. The term of this Agreement is for thirty-six (36) months, unless extended by both parties.

            3. Payment to Duprat. Goldtech agrees to pay Duprat $50,000 to 100,000 USD for each business plan pertaining to a mining property and/or mining claim owned or joint ventured by Goldtech. The amount of the fee is to be determined and agreed to by both parties depending on the amount of work by Duprat to create the business and property development plan, size and potential of the mining property and/or mining claim. These funds will be paid directly by Goldtech to Duprat out of the funds generated to finance the Goldtech projects.
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            4. Goldtech and Duprat Business Practice. The parties agree that they will work in chorus and in a professional manner at all times to facilitate the creating of an accurate business plan, along with projections and mining plan. Goldtech and Duprat are bound at all times to protect the other against any and all parties who may wish to intercede in any of the business functions of Goldtech and Duprat.

               6. Records. Duprat shall obtain and keep records showing all information used to create the business and development plan concerning the mining properties and/or mining claims including the legal description of the mining properties and/or mining claims, all environment considerations and other governmental restrictions, any and all information pertaining to engineering reports and the history of the mining properties and/or mining claims and any and all information which may be material to the ownership and operation of such mining properties and/or mining claims..

                7. Breach of Agreement. In the event of a breach or threatened breach by either party of its obligations under this agreement, each party acknowledges that the other party may not have any adequate immediate remedy under the law and may be entitled to seek such equitable and injunctive relief as may be available to restrain the other party from any violation of the provisions hereof. The prevailing party in any such proceeding shall be entitled to reimbursement from the other party of any expenses (including, without limitation, to reasonable attorney's fees) incurred in connection with such proceeding. Nothing herein shall be construed as prohibiting either party from pursuing any other remedies available for such breach or threatened breach, including the recovering of damages.

              8. Notices. Any notices or other communications required or permitted hereunder shall be sufficiently given if delivered personally or three
(3) days after being sent by registered or certified mail, return receipt requested, postage prepaid, courier service or transmitted by telecopy with oral confirmation, addressed as follows or to such other address of which the parties may have given notice in accordance with this paragraph:

     In the case of Goldtech:
                                 Goldtech Mining Corporation
                                 C/o Law Offices of Tolan S. Furusho
                                 2200 112th Avenue NE, Suite 200
                                 Bellevue, Washington 98004

     In the case of the Duprat:
                                 Mr. Louis Duprat, Esq.
                                 Suite 812 - 22588 Royal Crescent
                                 Maple Ridge, British Columbia
                                 Canada V2X 3T6
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              9. Miscellaneous. Nothing in this agreement shall be deemed to constitute or create between Goldtech and Duprat a partnership, association, joint venture or agency or affiliate, nor shall either party have power or authority to obligate or bind the other in any manner whatsoever, except as expressly provided for herein and neither such party shall make any representation or warranty on behalf or for the other party. No change, modification, amendment, addition to this agreement or any part thereof shall be valid unless in writing and signed by or on behalf of both parties.

            10. Entire Agreement. This agreement constitutes the entire agreement between the parties and supercedes all prior understandings and agreements regarding the subject matter hereof. Each of the parties acknowledges and agrees that the other has not made and is not making and in executing this agreement, neither party has relied upon any representation, promises or inducements except to the extent that the same are expressly set forth in this agreement. If any clause, paragraph, section or part of this agreement shall be held or declared to be void, invalid, or illegal for any reason by any court of competent jurisdiction, such provision shall be ineffective but shall not in any way validate or affect any other clause, paragraph, section or part of this agreement.

              11. Counterparts. This agreement may be signed in counterparts, with the same force and effect.

         This agreement shall be governed by and construed in accordance with the laws of the State of Washington, United States of America, applicable to agreements made and to be performed therein.

         IN WITNESS WHEREOF, the parties have caused this agreement to be signed as of the date and year as first written above.

         Goldtech Mining Corporation:



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         By: /s/ Tolan S. Furusho, Secretary and Director



         Consultant and Agent:



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         By:  /s/ Louis Duprat, as an Individual